SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 29974; 812-13879

Fidus Investment Corporation, et al.; Notice of Application

March 1, 2012

Agency:  Securities and Exchange Commission (the "Commission").

Action:  Notice of an application for an order under sections 6(c), 12(d)(1)(J), and 57(c) of the
Investment Company Act of 1940 ("Act") granting exemptions from sections 12(d)(1)(A), 18(a),
21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under section 57(i) of the Act and rule 17d-1 under
the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act;
and under section 12(h) of the Securities Exchange Act of 1934 ("Exchange Act") granting an
exemption from section 13(a) of the Exchange Act.

Applicants:  Fidus Investment Corporation ("Company"), Fidus Mezzanine Capital, L.P. ("Fidus
SBIC"), Fidus Investment GP, LLC ("New General Partner"), and Fidus Investment Advisors,
LLC ("Fidus Advisors").

Summary of Application:  Applicants request an order permitting the Company, a business
development company ("BDC") and Fidus SBIC, its wholly-owned small business investment
company ("SBIC") subsidiary that is also a BDC, to operate effectively as one company,
specifically allowing them to (1) engage in certain transactions with each other; (2) invest in
securities in which the other is or proposes to be an investor; (3) be subject to modified asset
coverage requirement for senior securities issued by a BDC and its SBIC subsidiary; and (4) file
certain reports with the Commission on a consolidated basis.

Filing Dates:  The application was filed on March 15, 2011, and amended on August 9, 2011,
and February 28, 2012.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the

Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5.30 pm on March 26, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090.  Applicants, c/o Edward H. Ross, Fidus Investment Corporation,

1603 Orrington Avenue, Suite 820, Evanston, Illinois  60201.

For Further Information Contact:  Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.      The Company, a Maryland corporation, is an externally-managed, non-

diversified, closed-end management investment company that has elected to be regulated as a

BDC under the Act.[1]  On June 16, 2011, the Company filed a registration statement to register its

---

[1]      Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that
         operates for the purpose of making investments in securities described in sections 55(a)(1)

common stock under Section 12 of the Exchange Act.[2]  In addition, the Company intends to elect

to be treated as a regulated investment company ("RIC") as defined under Subchapter M of the

Internal Revenue Code of 1986, as amended and intends to continue to make such election in the

future.  The Company provides customized mezzanine debt and equity financing solutions to

lower middle market companies that have revenues between $10 and $150 million.  The

Company's board of directors ("Board"), consists of five members, three of whom are not

"interested persons" of the Company within the meaning of section 2(a)(19) of the Act.  The

Company's investment objective is to provide attractive risk-adjusted returns by generating both

current income from debt investments and capital appreciation from equity related investments.

   2.  Fidus SBIC, a Delaware limited partnership, is an SBIC licensed by the Small

Business Administration ("SBA") to operate under the Small Business Investment Act of 1958.

On June 20, 2011, Fidus SBIC filed an election to be regulated as a BDC within the meaning of

Section 2(a)(48) on Form N-54A under the Act in connection with the effectiveness of its

registration statement on Form N-5.  On June 16, 2011, Fidus SBIC also filed a registration

statement on Form 8-A to register its common stock under Section 12 of the Exchange Act.

Fidus SBIC has the same investment objectives and strategies as the Company.  The Company

owns a 99.99% limited partnership interest in Fidus SBIC; the New General Partner, a wholly-

owned subsidiary of the Company, owns a 0.01% general partnership interest in Fidus SBIC.

Fidus SBIC, therefore, is a wholly-owned subsidiary of the Company, because the Company and

---

through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] The Company completed the initial public offering ("IPO") of its shares of common stock on June 24, 2011.  The Company's common stock is traded on the NASDAQ Global Market under the symbol "FDUS".  Prior to the closing of the IPO, through a series of transactions ("Formation Transactions"), the Company acquired all of the limited partnership interests in Fidus SBIC and all of the membership interests in the New General Partner, and each of these entities operates as a subsidiary of the Company.

the New General Partner own all of the partnership and voting interests in Fidus SBIC.  Fidus

SBIC is and will remain, at all times, a wholly-owned subsidiary of the Company and

consolidated with the Company for financial reporting purposes.  Fidus SBIC has a board of

directors ("Fidus SBIC Board") consisting of three persons who are not "interested persons" of

Fidus SBIC within the meaning of section 2(a)(19) of the Act and two persons who are

"interested persons" of Fidus SBIC.  The members of Fidus SBIC Board are appointed each year

by the equity owners of Fidus SBIC.  The New General Partner has irrevocably delegated the

authority to manage the business affairs of Fidus SBIC to the Fidus SBIC Board.  The SBA has

approved the members of the Fidus SBIC Board pursuant to SBA regulations.  No person who is

not also a member of the Board of the Company can serve as a member of the Fidus SBIC

Board.

3.      Fidus Advisors is a Delaware limited liability company and serves as the

investment adviser to the Company and Fidus SBIC.   Fidus Advisors is registered as an

investment adviser under the Investment Advisers Act of 1940.  Pursuant to an investment

management agreement with the Company that satisfies the requirements under Sections 15(a)

and (c), Fidus Advisors manages the consolidated assets of the Company and Fidus SBIC.  The

investment professionals of Fidus Advisors are responsible for sourcing potential investments,

conducting research and diligence on potential investments and equity sponsors, analyzing

investment opportunities, structuring investments and monitoring the investments and portfolio

companies of the Company and its wholly-owned subsidiaries, including Fidus SBIC.

4.      The New General Partner is a limited liability company organized under the laws

of the state of Delaware. The New General Partner is the sole general partner of Fidus SBIC and

its only role is to perform ministerial functions that result from decisions made by Fidus

Advisors; the New General Partner is not able to prevent Fidus Advisors from acting independently.

Applicants' Legal Analysis:

1.        Applicants request an order under sections 6(c), 12(d)(1)(J), 57(c) and 57(i) of the Act and rule 17d-1 under the Act granting exemptions from sections 12(d)(1)(A), 18(a), 21(b), 57(a)(1), 57(a)(2), 57(a)(3), and 61(a) of the Act and permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act to permit the Company and Fidus SBIC to operate effectively as one company, specifically to: (a) engage in certain transactions with each other; (b) invest in securities in which the other is or proposes to be an investor; and (c) be subject to modified consolidated asset coverage requirements for senior securities issued by a BDC and its subsidiary SBIC.  Applicants also request an order under section 12(h) of the Exchange Act for an exemption for Fidus SBIC from section 13(a) of the Exchange Act, so as to allow filing of consolidated reports with the Commission.

2.        Section 12 of the Act is made applicable to BDCs by section 60 of the Act. Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or otherwise acquire the securities of another investment company, except to the extent permitted by sections 12(d)(1)(A)(i), (ii) and (iii).  Rule 60a-1 exempts the acquisition by a BDC of the securities of an SBIC that is operated as a wholly-owned subsidiary of the BDC from section 12(d)(1)(A) of the Act.  Accordingly, since the Company has elected BDC status and since Fidus SBIC is, and will at all times be, operated as a wholly owned subsidiary of the Company, the transfer of assets from the Company to Fidus SBIC should be exempt from the provisions of section 12(d)(1)(A) by virtue of rule 60a-1. However, the provisions of section 12(d)(1) also apply to the activities of Fidus SBIC since Fidus SBIC has elected BDC status under the Act.

Any loans or advances by Fidus SBIC to the Company might be deemed to violate section 12(d)(1)(A)(ii) or (iii) if the loans or advances are construed as purchases of the securities of the Company by Fidus SBIC.

3.      Applicants request an exemption under section 12(d)(1)(J) from section 12(d)(1)(ii) and (iii) of the Act to permit the acquisition by Fidus SBIC of any securities of the Company representing indebtedness.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors.  Applicants state that the requested relief meets this standard because Fidus SBIC's wholly owned subsidiary status and consolidated financial reporting with the Company will both eliminate the possibility of overreaching and prevent confusion as to the financial status of the Company to the Company's stockholders, who are the investors that the Act is intended to protect.

4.      Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer unless the company complies with the asset coverage requirements set forth in that section.  Section 61(a) applies section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions.  Section 18(k), however, provides an exemption from sections 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs.

5.      Applicants state that a question exists as to whether the Company must comply with the asset coverage requirements of section 18(a) on a consolidated basis because the Company may be an indirect issuer of senior securities with respect to Fidus SBIC indebtedness.

To do so would mean that the Company would treat as its own all assets held directly by the Company and Fidus SBIC and would also treat as its own any liabilities of Fidus SBIC, including liabilities of Fidus SBIC with respect to senior securities as to which Fidus SBIC is exempt from the provisions of sections 18(a)(1)(A) and (B) by virtue of section 18(k). Accordingly, applicants request relief under section 6(c) of the Act from sections 18(a) and 61(a) of the Act to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness that is issued by Fidus SBIC.

6.　　　Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that, without the requested relief from sections 18(a) and 61(a), the ability of Fidus SBIC to obtain the kind of financing that would be available to the Company if it were to conduct the SBIC operations itself would be restricted. Applicants state that applying section 18(k) to the Company with respect to any senior security representing indebtedness that is issued by Fidus SBIC would not harm the public interest by exposing investors to risks of unconstrained leverage, because the SBA regulates the capital structure of Fidus SBIC.

7.　　　Sections 57(a)(1) and (2) of the Act generally prohibit, with certain exceptions, sales or purchases of any security or other property between BDCs and certain of their affiliates as described in section 57(b) of the Act. Section 57(b) includes any person, directly or indirectly, who controls, is controlled by, or is under common control with the BDC. Applicants state that the Company is an affiliated person of Fidus SBIC by reason of its direct ownership of all of the limited partnership interests in Fidus SBIC and its indirect ownership of all the general

7

partnership interests in Fidus SBIC through its 100% ownership of the New General Partner.

Fidus SBIC is an affiliated person of the Company because it is deemed to be under the control

of the Company. Accordingly, the Company and Fidus SBIC are related to each other in the

manner set forth in section 57(b).

8.      Applicants state that there may be circumstances when it is in the interests of the

Company and its stockholders that Fidus SBIC invest in securities of an issuer that may be

deemed to be a controlled portfolio affiliate of the Company or that the Company invest in

securities of an issuer that may be deemed to be a controlled portfolio affiliate of Fidus SBIC.

Applicants therefore request an exemption from sections 57(a)(1) and 57(a)(2) of the Act to

permit any transaction solely between the Company and Fidus SBIC with respect to the purchase

or sale of securities or other property. Applicants also seek an exemption from the provisions

57(a)(1) and (2) to allow any transaction involving the Company and/or Fidus SBIC and

portfolio affiliates of either or both of the Company and/or Fidus SBIC, but only to the extent

that the transaction would not be prohibited if the Company and Fidus SBIC were one company.

9.      Section 57(c) provides that the Commission will exempt a proposed transaction

from the provisions of sections 57(a)(1), (2), and (3) of the Act if the terms of the proposed

transaction, including the consideration to be paid or received, are reasonable and fair and do not

involve overreaching of any person concerned, and the proposed transaction is consistent with

the policy of the BDC concerned and the general purposes of the Act.

10.      Applicants submit that the requested relief from sections 57(a)(1) and (2) meets

this standard. Applicants represent that the proposed operations as one company will enhance

the efficient operations of the Company and its wholly owned subsidiary, Fidus SBIC, and allow

them to deal with portfolio companies as if the Company and Fidus SBIC were one company.

Applicants contend that the terms of the proposed transactions are reasonable and fair and do not involve overreaching of the Company or its stockholders by any person, and that the requested order would permit the Company and Fidus SBIC to carry out more effectively their purposes and objectives of investing primarily in small business concerns. Applicants also state that since Fidus SBIC will be a wholly owned subsidiary of the Company and since no officers or directors of the Company or Fidus SBIC (or any controlling persons or other "upstream affiliates" of the Company) will have any prohibited financial interest in the transactions described, there can be no overreaching on the part of any persons and no harm to the public interest in transactions solely between the Company and Fidus SBIC. Finally, applicants note that the proposed transactions are consistent with the policy of the Company and Fidus SBIC as specified in filings with the Commission and reports to stockholders, as well as consistent with the policies and provisions of the Act.

11.     Section 57(a)(3) of the Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, set out in section 57(b) to borrow money or other property from such BDC or from any company controlled by the BDC, except as permitted by section 21(b) or section 62. Section 21(b) of the Act (made applicable to BDCs by section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors' qualifying shares.

12.     The Company is an affiliated person of Fidus SBIC by reason of its direct ownership of all of the limited partnership interests in Fidus SBIC and its indirect ownership of all of the general partnership interests in Fidus SBIC through its 100% ownership of the New

General Partner.  The Company does not directly own all of the outstanding securities of Fidus

SBIC because the New General Partner holds a 0.01% general partnership interest in Fidus SBIC

and Fidus SBIC has issued SBA guaranteed debentures and, in the future, may have other

outstanding securities in the form of indebtedness.  Fidus SBIC is an affiliated person of the

Company because it is deemed to be under the control of the Company.  Accordingly, the

Company is related to Fidus SBIC in the manner set forth in section 57(b) and Fidus SBIC is

related to the Company in the manner set forth in section 57(b).

13.     Applicants state that there may be instances when it would be in the best interests

of the Company and its stockholders for the Company to make loans to Fidus SBIC or for Fidus

SBIC to make loans to the Company.  Applicants note that, in the case of loans from Fidus SBIC

to the Company, the loans would be prohibited by section 21(b) and section 57(a)(3) because the

borrower controls the lender and the lender may have outstanding securities not owned by the

borrower.  Accordingly, applicants request an order under section 6(c) exempting from the

provisions of section 21(b) the lending of money or other property by Fidus SBIC to the

Company.  Applicants argue that because these transactions are solely between the Company and

Fidus SBIC, its wholly-owned subsidiary, they will have no substantive economic effect and

there is be no basis for overreaching or harm to the public interest.  Applicants also request an

order under section 57(c) exempting from the provisions of section 57(a)(3) the borrowing of

money or property by the Company from Fidus SBIC.[3]  Applicants submit that the requested

relief meets the standards of section 57(c).

14.     Section 57(a)(4) of the Act generally prohibits joint transactions involving any

BDC or a company it controls and certain persons related to the BDC as specified in section

---

[3]     Applicants state that they are not seeking relief from Section 57(a)(3) for loans from the
        Company to Fidus SBIC because under the existing control structure, no such relief is necessary.

57(b) of the Act, acting as principal in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) of the Act provides that rules and regulations under section 17(d) of the Act, such as rule 17d-1, will apply to transactions subject to section 57(a)(4) in the absence of rules under that section. The Commission has not adopted rules under section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in rule 17d-1 govern applicants' request for relief. Rule 17d-1 under the Act (made applicable to BDCs by section 57(i)) prohibits affiliated persons of a registered investment company, or an affiliated person of such person, or, when applying rule 17d-1 to implement section 57(a)(4), a person related to a BDC in a manner described in Section 57(b), acting as principal, from participating in any joint transaction or arrangement in which the BDC or a company it controls is a participant, unless the Commission has issued an order authorizing the arrangement.

15.     Applicants request relief under section 57(i) and rule 17d-1 to permit any joint transaction that would otherwise be prohibited by section 57(a)(4) between the Company and Fidus SBIC with respect to any transaction involving investments by the Company or Fidus SBIC in portfolio companies in which either is or is proposed to become an investor, but only to the extent that the transaction would not be prohibited if Fidus SBIC (and all of its assets and liabilities) were deemed to be part of the Company, and not a separate company.

16.     In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants state

11

that the proposed transactions are consistent with the policy and provisions of the Act and will

enhance the interests of the Company's stockholders while retaining for them the important

protections afforded by the Act.  In addition, because the joint participants will conduct their

operations as though they comprise one company, the participation of one will not be on a basis

different from or less advantageous than the others.  Accordingly, applicants submit that the

standard for relief under section 57(i) and rule 17d-1 is satisfied.

17.     Section 54 of the Act provides that a closed-end company may elect BDC

treatment under the Act if the company has either a class of equity securities registered under

section 12 of the Exchange Act or has filed a registration statement pursuant to section 12 of the

Exchange Act for a class of its equity securities.  Section 12(g) of the Exchange Act requires

issuers with specified assets and a specified number of security holders to register under the

Exchange Act.  As a BDC, the Company has registered its common stock under section 12(b) of

the Exchange Act.  In order to elect BDC treatment under the Act, Fidus SBIC voluntarily

registered its securities under the Exchange Act even though it is not required to do so by section

12(g) of the Exchange Act.

18.     By filing a registration statement under section 12 of the Exchange Act, absent an

exemption, Fidus SBIC would be required to make periodic filings with the Commission, even

though Fidus SBIC will have only one equity holder.  Section 13 of the Exchange Act is the

primary section requiring such filings.  Accordingly, applicants request an order under section

12(h) of the Exchange Act exempting Fidus SBIC from the reporting requirements of section

13(a) of the Exchange Act.

19.     Section 12(h) of the Exchange Act provides that the Commission may exempt an

issuer from section 13 of the Exchange Act if the Commission finds that by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the

activities of the issuer, income or assets of the issuer, or otherwise, that such action is not

inconsistent with the public interest or the protection of investors.  Fidus SBIC has only one

investor, which is itself a reporting company, and no public investors.  There will be no trading

in Fidus SBIC securities, so no public interest or investor protective purpose will be served by

separate Fidus SBIC reporting.  Further, applicants state that the nature and extent of Fidus

SBIC's activities are such that its activities will be fully reported through consolidated reporting

in accordance with normal accounting rules.  Accordingly, applicants believe that the requested

exemption meets the standards of section 12(h) of the Exchange Act.

Applicants' Conditions

Applicants agree that the requested order will be subject to the following

conditions:

1.      The Company will at all times own and hold, beneficially and of record, all of the

outstanding limited partnership interests in Fidus SBIC and all of the outstanding membership

interests in the New General Partner, or otherwise own and hold beneficially all of the

outstanding voting securities and equity interests of Fidus SBIC.

2.      Fidus SBIC will have investment policies not inconsistent with those of the

Company, as set forth in the Company's registration statement.

3.      No person shall serve as a member of the Fidus SBIC Board unless such person

shall also be a member of the Company's Board.  The Fidus SBIC Board will be appointed by

the equity owners of Fidus SBIC.

4.      The Company will not itself issue or sell any senior security and the Company

will not cause or permit Fidus SBIC to issue or sell any senior security of which the Company or

Fidus SBIC is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61); provided that immediately after the issuance or sale of any such senior security by either the Company or Fidus SBIC, the Company and Fidus SBIC on a consolidated basis, and the Company individually, shall have the asset coverage required by section 18(a) (as modified by section 61(a)).  In determining whether the Company and Fidus SBIC on a consolidated basis have the asset coverage required by section 18, as modified by section 61(a), any senior securities representing indebtedness of Fidus SBIC shall not be considered senior securities, and for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

5.      The Company will acquire securities of Fidus SBIC representing indebtedness only if, in each case, the prior approval of the SBA has been obtained.  In addition, the Company and Fidus SBIC will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.

6.      No person shall serve or act as investment adviser to Fidus SBIC unless the Board and the stockholders of the Company shall have taken such action with respect thereto that is required to be taken pursuant to the Act by the functional equivalent of the Fidus SBIC Board and the equity holders of Fidus SBIC.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Kevin M. O'Neill
Deputy Secretary